EXHIBIT 99.1

For immediate release

Nexen Provides Update on CFIUS Review With Respect to Arrangement Agreement with CNOOC Limited

Calgary, Alberta, November 27, 2012 – By mutual agreement with the Committee on Foreign Investment in the United States (CFIUS), CNOOC Limited and Nexen Inc. withdrew and resubmitted a Joint Voluntary Notice with respect to the proposed acquisition of Nexen by CNOOC Limited. Discussions with CFIUS continue, with a view to completing the CFIUS review process as expeditiously as possible.

The closing of the arrangement remains subject to the receipt of applicable government and regulatory approvals, by the relevant authorities in Canada, the U.S., the EU and China, and the satisfaction or waiver of the other customary closing conditions.

About Nexen
Nexen Inc. is a Canadian-based global energy company, listed on the Toronto and New York stock exchanges under the symbol NXY. Nexen is focused on three growth strategies: oil sands and shale gas in Western Canada and conventional exploration and development primarily in the North Sea, offshore West Africa and deepwater Gulf of Mexico. Nexen adds value for shareholders through successful full-cycle oil and gas exploration and development, and leadership in ethics, integrity, governance and environmental stewardship.

For investor relations inquiries, please contact: Janet Craig Vice President, Investor Relations (403) 699-4230	For media and general inquiries, please contact: Pierre Alvarez Vice President, Corporate Relations (403) 699-5202

801 – 7th Ave SW
Calgary, Alberta, Canada T2P 3P7
www.nexeninc.com

Forward-Looking Statements
This press release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws and which are based on the expectations, estimates and projections of management of the parties as of the date of this news release unless otherwise stated. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify forward-looking statements or information. More particularly and without limitation, this press release contains forward-looking statements and information concerning: the anticipated benefits of the transaction to the parties, their respective security holders and certain of the countries in which Nexen operates; the timing and anticipated receipt of required regulatory and court approvals for the transaction; the ability of the parties to satisfy the other conditions to, and to complete, the transaction; and the anticipated timing of the closing of the transaction.

In respect of the forward-looking statements and information concerning the anticipated benefits and completion of the proposed transaction and the anticipated timing for completion of the transaction, Nexen has provided such in reliance on certain assumptions that they believe are reasonable at this time, including assumptions as to the ability of the parties to receive, in a timely manner and on satisfactory terms, the necessary regulatory, court, stock exchange and other third-party approvals, including but not limited to the receipt of applicable foreign investment approval required in Canada and elsewhere and the required approvals from the Government of the People's Republic of China and in other foreign jurisdictions; the ability of the parties to satisfy, in a timely manner, the other conditions to the closing of the transaction; and other expectations and assumptions concerning the transaction and the operations and capital expenditure plans of Nexen following completion of the transaction. The anticipated dates provided may change for a number of reasons, including the inability to secure necessary regulatory, court or other third party approvals in the time assumed or the need for additional time to satisfy the other conditions to the completion of the transaction. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this press release.

Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Risks and uncertainties inherent in the nature of the transaction include the failure of Nexen and CNOOC Limited to obtain necessary regulatory, court and other third party approvals, including those noted above, or to otherwise satisfy the conditions to the completion of the transaction, in a timely manner, or at all. Failure to so obtain such approvals, or the failure of the parties to otherwise satisfy the conditions to or complete the transaction, may result in the transaction not being completed on the proposed terms, or at all. In addition, if the transaction is not completed, and Nexen continues as an independent entity, there are risks that the announcement of the transaction and the dedication of substantial resources of Nexen to the completion of the transaction could have an impact on Nexen's current business relationships (including with future and prospective employees, customers, distributors, suppliers and partners) and could have a material adverse effect on the current and future operations, financial condition and prospects of Nexen. Furthermore, the failure of Nexen to comply with the terms of the definitive agreement may result in Nexen being required to pay a fee to CNOOC Limited, the result of which could have a material adverse effect on Nexen's financial position and results of operations and its ability to fund growth prospects and current operations.

Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on other factors that could affect the operations or financial results of the parties are included in reports on file with applicable securities regulatory authorities.

The forward-looking statements and information contained in this press release are made as of the date hereof and the parties undertake no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.